Exhibit 1.1

AvalonBay Communities, Inc.

671 N. Glebe Road, Suite 800

Arlington, VA  22203

June 27, 2019

Confidential

Stephen W. Wilson

51 E. Campbell Ave, #1059

Campbell, CA  95008

Dear Steve:

Congratulations on your upcoming retirement from AvalonBay.  This letter agreement (this “Agreement”) between Stephen W. Wilson, his heirs, executors, administrators, successors, and assigns (collectively referred to throughout this Agreement as “you” or “Employee”) and AvalonBay Communities, Inc. (the “Company” or “Employer,” which, for purposes of this Agreement, includes its related or affiliated entities) sets forth the terms of your retirement from the Company.  This Agreement shall not become effective or enforceable (i) until the expiration of the revocation period described in Section 16, (ii) unless you sign and return this agreement no later than the 22nd day after the date hereof (after such date, the offer of this Agreement will expire), and (iii) unless the revocation period described in Section 16 expires no later than the 30th day after the Retirement Date referred to herein.

1.             Termination of Employment and Retirement Date.  The effective date and time of the termination of your employment and/or other business relationships with the Company and any of its related or affiliated entities will be 11:59 p.m. on July 1, 2019 (such date, the “Retirement Date”).  It is noted that the Retirement Date of July 1, 2019, is your last day as an employee and officer of the Company, but the Effective Date, as defined in Section 4(e), is the date on which this Agreement shall become effective and enforceable.  By entering into this Agreement, you are acknowledging that on the Retirement Date you will be deemed to have retired and resigned as of such date as an officer of the Company and, to the extent applicable, as a director and/or officer of all entities that are related or affiliated to the Company.  The terms of this agreement will govern the obligations of the Company and you following your departure from the Company.

2.             Payments and Benefits To Be Made to You Under This Agreement.  In consideration of your execution of this Agreement and the covenants, obligations and releases undertaken and made by you herein, the Company shall provide to you the following payments and benefits in accordance with its current Retirement policy, the terms of the Company’s 1994 Stock Incentive Plan or the Company’s Second Amended and Restated 2019 Equity Incentive Plan, as applicable (collectively, the “Stock Incentive Plans”), and the terms of the restricted stock agreements and employee stock option agreements between the Company and you:

(a)           Pro-rata 2019 Short Term Bonus.   The Company will pay to you, with the next regularly scheduled payroll cycle after the Retirement Date (or, if later, the

Effective Date), $548,493, such amount representing 182/365 of your 2019 target annual (cash and stock) bonus of $1,100,000.

(b)           Medical/Dental/Vision Payout.  Should you elect to continue medical, dental and/or vision coverage benefits following the Retirement Date (which election is made in accordance with the time and other procedures for making such an election under COBRA), the Company shall pay for the full cost of premiums for such coverage through January 31, 2020. Thereafter, you shall be entitled to elect to continue such COBRA coverage for the remainder of the COBRA period, at your own expense.

(c)           Stock Options and Restricted Stock.  You have no outstanding employee stock options.  Your outstanding shares of restricted stock will vest on the thirtieth (30th) day following the Retirement Date.

(d)           Performance Awards.  In accordance with the terms of your outstanding multi-year performance awards and the Stock Incentive Plans, as of the Retirement Date, the following shall apply:

•                  Any right you have to a performance award for the period 2019-2021  shall be forfeited with no payment to you.

•                  You shall vest in 83.29% of the 3,105 target Units you were awarded for  the 2017-2019 performance period (such percentage calculated by dividing the 912 days you will have worked during the 2017-2019 performance period over the 1095 days in the full performance period), rounded to the nearest whole number (2,586), and the balance shall be forfeited.  Such 2,586 vested Units are referred to as your “Vested 2017-2019 Units”.  After the end of the performance period and when achievement is determined for the 2017-2019 performance period, any earned Vested 2017-2019 Units (which could be more or less than the initial number depending on whether achievement under the award is more or less than target) will convert into and be settled for fully vested shares of AvalonBay common stock (with the same timing for conversion of units as applies to other participants in that plan), subject to withholding of shares to fund withholding taxes.

•                  You shall vest in 49.91% of the 3,703 target Units you wre awarded for the 2018-2020 performance period (such percentage calculated by dividing the 547 days you will have worked during the 2018-2020 performance period over the 1,096 days in the full performance period), rounded to nearest whole number (1,848), and the balance shall be forfeited.  Such 1,848 vested Units are referred to as your “Vested 2018-2020 Units”.  After the end of the performance period and when achievement is determined for the 2018-2020 performance period, any earned Vested 2018-2020 Units (which could be more or less than the initial number depending on whether achievement under the award is more or less than target) will convert into and be settled for (i) fully vested shares of AvalonBay common stock (with the same timing for conversion of units as applies to other participants in that plan), subject to withholding of shares to fund withholding taxes, and (ii) the cash payment equal to accrued dividends as described in your 2018-2020 performance award agreement, subject to withholding tax.

It is noted that the performance award agreements have terms that will apply (and modify the calculations and terms described immediately above) if a Sale Event occurs after the Retirement Date but prior to the end of an applicable performance period.

(e)           Deferred Compensation.  You are not a participant in the Company’s deferred compensation plan.

(f)            401(k) Account.  Promptly following the Retirement Date, your 401(k) account will be processed according to the Company’s 401(k) plan document.  The Company will cooperate with the processing of your 401(k) account should you decide to roll such account over into another deferred tax account as permitted under applicable law.

(g)           Accrued Vacation.  Promptly after the Retirement Date, you will receive payment for 80 hours of vacation.

(h)           Out-of-Pocket Business Expenses.  The Company agrees to reimburse you for any reasonable out-of-pocket expenses that you incurred on or prior to the Retirement Date in the performance of your duties as an officer of the Company, provided that (i) such expenses are of a type that customarily have been reimbursed by the Company, (ii) you present customary back up documentation such as copies of invoices, and (iii) you submit your request and back up documentation to Matthew Birenbaum, Chief Investment Officer, in the Company’s Arlington, VA, office reasonably promptly after the Retirement Date.

(i)            Offsets For Withholding Tax.  You acknowledge that income taxes or other legally mandated withholding will be due upon the transfer or vesting of stock and the Company will not be obligated to deliver to you any share certificates until you have satisfied all withholding tax obligations.  You agree and authorize the Company to withhold cash payments otherwise due to you under this Agreement, and to use such withheld payments for the purpose of satisfying any obligations which you may have for taxes or other legally mandated withholding until such obligations are fully satisfied.  In the event that the payments withheld are insufficient to satisfy such obligations, you agree to make any additional payments necessary directly to the Company until all such obligations are satisfied.  You acknowledge that in accordance with the terms of the restricted stock agreements and performance awards, any required withholding related to the vesting or transfer of shares to you shall be satisfied by withholding of shares.

3.             No Consideration Absent Execution of this Agreement.  Employee understands and agrees that he/ would not receive the monies and/or benefits specified in paragraph 2, sections (a), (b), (c), and (d) above, except for his execution (and non-revocation) of this Agreement and the fulfillment of the promises contained herein.  Employee agrees and acknowledges that the consideration provided to Employee under this Agreement is in addition to anything of value to which Employee is already entitled.

4.             General Release of Claims.  (a) In consideration of the payment and benefits described above and for other good and valuable consideration, Employee knowingly and voluntarily releases and forever discharges, to the full extent permitted by law, Employer, its parent corporation, affiliates, subsidiaries, divisions, predecessors, successors and assigns and the current and former employees, officers, directors and agents thereof (collectively referred to throughout the remainder of this Agreement as “Employer”), of and from any and all debts, obligations, promises, covenants, agreements, contracts, endorsements, bonds, controversies, suits, actions, causes of action, judgments, damages, expenses, claims or demands, in law or in equity, known and unknown, asserted and unasserted, Employee has or may have against Employer as of the date of execution of this Agreement and General Release, regarding Employee’s employment at or termination of employment from Employer, any contract (express or implied), any claim for equitable relief or recovery of punitive, compensatory, or other damages or monies, attorneys’ fees, any tort, and all claims, including, but not limited to, any alleged violation of:

•      Title VII of the Civil Rights Act of 1964, as amended;

•      The Civil Rights Act of 1991;

•      Sections 1981 through 1988 of Title 42 of the United States Code, as amended;

•      The Employee Retirement Income Security Act of 1974, as amended;

•      The Immigration Reform and Control Act, as amended;

•      The Americans with Disabilities Act of 1990, as amended;

•      The Workers Adjustment and Retraining Notification Act, as amended;

•      The Occupational Safety and Health Act, as amended;

•      The Sarbanes-Oxley Act of 2002;

•      The National Labor Relations Act;

•      The Genetic Information Nondiscrimination Act of 2008;

•      The Equal Pay Act of 1963, as amended;

•      The Family and Medical Leave Act of 1993, as amended;

•      The Fair Labor Standards Act, as amended;

•      The Consolidated Omnibus Budget Reconciliation Act, as amended;

•      The California Family Rights Act, as amended;

•      The Unruh Civil Rights Act;

•      The California Fair Employment and Housing Act, Gov. Code §§12940 et seq.;

•      The California Labor Code;

•      The California Civil Code;

•      The California Government Code;

•                  The California Private Attorneys General Act, as amended;

•                  The California Healthy Workplaces, Healthy Families Act, as amended;

•                  Any other federal, state, or local insurance, human rights, civil rights, wage-hour, whistleblower, pension, sick leave, or labor laws, rules and/or regulations, public policy, contract or tort laws, or any claim of retaliation under such laws, or any claim arising under common law, including but not limited to, causes of action for wrongful termination; constructive discharge; discrimination or harassment on the basis of age, sex, sexual orientation, religion, marital status, race, disability or national origin or retaliation for opposing a discriminatory or unlawful practice; intentional infliction of emotional distress; negligent infliction of emotional distress; fraudulent misrepresentation; negligent misrepresentation; fraud; invasion of privacy; false imprisonment; conspiracy to commit any act mentioned herein; breach of contract (whether oral or written, express or implied); breach of the implied covenant of good faith and fair dealing; interference with business advantage; defamation; interference with prospective economic advantage; interference with contractual relationship; violation of any national, state or local statute, law, or ordinance; tortuous termination in violation of public policy; or any other action, whether cognizable in law or in equity based upon any conduct up to and including the date of this Agreement and General Release;

•                  Any claim for penalties, costs, fees, or other expenses including attorneys’ fees; and

•                  Any county, city, municipal or local statute, regulation or ordinance.

(b)           In consideration of the payment provided to Employee as described in paragraph 2 of this Agreement, Employee agrees and acknowledges that this Agreement constitutes a knowing and voluntary waiver of all rights or claims he has or may have against Employer as set forth herein, including, but not limited to, all rights or claims arising under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), including, but not limited to, all claims of age discrimination in employment and all claims of retaliation in violation of the ADEA; and Employee has no physical or mental impairment of any kind that has interfered with his ability to read and understand the meaning of this Agreement or its terms, and that Employee is not acting under the influence of any medication or mind-altering chemical of any type in entering into this Agreement.

(c)           Nothing in this Agreement shall prevent Employee (or Employee’s attorneys) from (i) commencing an action or proceeding to enforce this Agreement or (ii) exercising Employee’s right under the Older Workers Benefit Protection Act of 1990 to challenge the validity of Employee’s waiver of ADEA claims set forth in paragraph 4 of this Agreement.

(d)           Employee understands that, by entering into this Agreement, Employee does not waive rights or claims that may arise after the date of Employee’s execution of this Agreement, including without limitation any rights or claims that Employee may have to secure enforcement of the terms and conditions of this Agreement.

(e)           Employee acknowledges and agrees that his release of claims prevents him from seeking or recovering any wages, compensation, damages, penalties, costs, fees or monies of any kind in any class action, representative action or collective action that any individual might file against Employer for matters arising prior to the execution of this Agreement.  Employee further acknowledges and agrees that his release of claims prevents him from bringing any such action himself or seeking to represent others in such an action.

5.             Affirmations.        (a)   Employee affirms that he has not filed, caused to be filed, or presently is a party to any claim, complaint, charge or action against Employer in any forum or form, and he agrees that he will not file or initiate any such claim, complaint, charge or action, class action, collective action, or representative action, nor shall he be entitled to receive any monies, including penalties, from any claim, complaint, charge or action filed by another person, except that nothing in this Agreement shall preclude an individual from collecting a government program bounty to which Employee may be entitled.  Employee affirms that he currently is unaware of any claim, right, demand, debt, action, obligation, liability or cause of action that he may have against

Employer that will not be released by this Agreement.

(b)   Employee further affirms that Employee has not been retaliated against for reporting any allegations of wrongdoing by Employer or its officers, including any allegations of corporate fraud.

(c)           Both Parties acknowledge that this Agreement (including Paragraphs regarding Confidentiality, Non-Disparagement, Release of Claims, Cooperation, and Severability) does not limit either party’s right, where applicable, to file a charge or communicate with an Agency (as defined below), to testify, assist, participate, or respond to an inquiry in connection with an investigative proceeding of an Agency, to report a possible violation of law or regulation to an Agency, or to testify before a legislative body, judicial proceeding, or Agency regarding alleged criminal conduct or sexual harassment on the part of Employer, its agents or employees.  As used herein, Agency means any federal state, or local government agency (including but not limited to, the federal Equal Employment Opportunity Commission (“EEOC”), the Securities and Exchange Commission (“SEC”), and the National Labor Relations Board (“NLRB”).  To the extent permitted by law, Employee agrees that if such an administrative claim is made, Employee shall not be entitled to recover any individual monetary relief or other individual remedies, except that nothing in this Agreement shall preclude an individual from collecting a government program bounty to which Employee may be entitled.

(d)           Employee further affirms that he has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under the Family and Medical Leave Act.

(e)                   Employee further affirms that he has been paid or has received all leave (paid or unpaid), compensation (deferred or otherwise), wages (deferred or otherwise, including overtime wages), wage statements, reimbursements, bonuses, housing allowances, unpaid meal and/or rest period premiums, benefits or other monies to which he may be entitled and that no other leave (paid or unpaid), compensation (deferred or otherwise), vacation pay-outs, bonuses and/or benefits are due to him as of the date of execution of this Agreement, except as provided in this Agreement.  Notwithstanding the foregoing, amounts credited in Employee’s Non-Qualified Deferred Compensation Account shall be handled and distributed to Employee in accordance with the previous elections he has made thereunder.

(f)              Employee also affirms that Employee has not divulged any proprietary or confidential information of Employer and will continue to maintain the confidentiality of such information consistent with Employer’s policies and Employee’s agreement(s) with Employer and/or common law.

(g)             Pursuant to the Defend Trade Secrets Act of 2016, an individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the employer’s trade secrets to the attorney and use the trade secret information in the court proceeding if the individual: (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

(h)             Employee agrees that his release in this Agreement will cover all claims of every nature and kind whatsoever, which Employee may have, known or unknown, suspected or unsuspected, past or present, which he may have against Employer, despite the fact that California Civil Code section 1542 may provide otherwise.  Employee expressly waives any right or benefit available to him in any capacity under the provisions of Section 1542, which provides as follows:

A general release does not extend to the claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with debtor.

Thus, notwithstanding the provisions of Section 1542, and to implement a full and complete release, Employee expressly acknowledges this Agreement is intended to include in its effect, without limitation, all claims he does not know or suspect to exist in his favor at the time of signing this Agreement, and that this Agreement contemplates the extinguishment of any such claim.  Employee acknowledges that he may later discover facts different from or in addition to those Employee now knows or believes to be true regarding the matters released or described in this Agreement, and even so he agrees that the releases and agreements contained in this Agreement shall remain effective in all respects notwithstanding any later discovery of any different or additional facts.  Employee assumes any and all risk of any mistake in connection with the true facts involved in the matters, disputes, or controversies released or described in this Agreement or with regard to any facts now unknown to any of them relating thereto.

6.             Non-Disparagement and References.  (a) Subject to paragraph 6(b) below, Employee agrees not to disparage or denigrate Employer or its directors, officers, or managers orally or in writing.

(b)           Notwithstanding the foregoing provisions of paragraph 6, it shall not be a violation of this paragraph 6: (i) for any person to make truthful statements when required by order of a court or other body having jurisdiction, or to a professional advisor who is informed of this Agreement and agrees to keep such information confidential, (ii) to engage in the activities referenced in paragraph 5(c) of this Agreement, (iii) for Employee to disclose factual information related to any claims of sexual assault, sexual harassment, discrimination based on sex, or retaliation for filing a claim of sexual harassment,  or (iv) for Employee to respond to any disparaging or denigrating comment made by any director, officer, or manager.

(c)           Employee shall instruct all prospective employers to contact Employer’s third party vendor, The WorkNumber, at 800-367-5690, and use the company code 11495.  The WorkNumber shall only provide Employee’s title and dates of employment.  If

Employee wishes to authorize the third party vendor to also provide salary information, Employee will call the third party vendor and grant permission to share salary information.

7.             Cooperation.  Employee agrees to reasonably cooperate fully with counsel for the Employer in any third party litigation and/or agency proceedings that relate to the time period during which Employee was employed by Employer.  Employee’s cooperation in connection with such claims or actions shall include, without implication of limitation:  promptly notifying Employer in writing of any subpoena, interview, investigation, request for information, or other contact concerning events or occurrences that transpired during Employee’s employment by Employer; being reasonably available to meet with counsel for Employer, or any of its affiliates, to prepare for discovery or trial; to testify truthfully as a witness when reasonably requested and at reasonable times designated by Employer; to meet with counsel or other designated representatives of Employer at reasonable times and places; and to prepare responses to and cooperate with any Employer processing of governmental audits, inspections, inquiries, proceedings or investigations. Employer will try, in good faith, to exercise its rights under this Section so as not to unreasonably interfere with Employee’s personal schedule or ability to engage in gainful employment.  In the event other commitments prevent Employee from being available to Employer when requested, Employee may decline a request for cooperation so long as he promptly provides to Employer reasonable alternative dates when he will be available to provide such cooperation.  Employer agrees to reimburse Employee for any reasonable out-of-pocket expenses that Employee incurs in connection with such cooperation, subject to reasonable documentation.  Employer shall compensate Employee at an hourly rate based on Employee’s current base salary as of this date for time that Employee reasonably spends complying with his obligations as a litigation consultant under this Section, except that Employer shall not, under any circumstances, compensate Employee for time spent (i) testifying under oath or (ii) responding to questions from governmental investigators in a capacity as a fact witness.

8.                                      Confidentiality and Return of Property, Except As Required By Law.

Employee agrees not to disclose any information regarding the substance of this Agreement, except to his spouse, tax advisor, and/or an attorney with whom Employee chooses to consult regarding his consideration of this Agreement.  Employee also may disclose such information pursuant to the order of a court or governmental agency of competent jurisdiction, in connection with a charge or complaint filed with a governmental agency, while engaging in the activities referenced in paragraph 5(c) of this Agreement, or for purposes of securing enforcement of the terms and conditions of this Agreement should that ever be necessary.  The obligations in the prior two sentences shall not apply to the extent that Employer publicly discloses, or publicly files, this Agreement.

All information and materials to which Employee has or had access to in connection with his employment by Employer (including, without limitation, personal information of any Employer resident, or former or prospective resident, any financial information or data, any intellectual property or business plans, or any other information proprietary to Employer), are collectively referred to in this Agreement as “Confidential Material.”  “Confidential Material” also specifically includes all such information that Employer may have provided to Employee before the date hereof in connection with his employment.  The term “Confidential Material” also shall be deemed to include all notes, transcripts, analyses, compilations, studies, interpretations or other documents prepared by Employee which contain, reflect or are based upon, in whole or in part, the information and materials furnished or disclosed by Employer in connection with such employment.  The term “Confidential Material” does not include information which (i) is or becomes generally available to the public through an authorized disclosure, (ii) is within Employee’s possession prior to Employer disclosing such information to Employee, provided that the source of such information is not bound by a confidentiality Agreement with or other contractual, legal or fiduciary obligation of confidentiality to Employer with respect to such information or (iii) becomes available to Employee, provided that such source is not bound by a confidentiality agreement with or other contractual, legal, or fiduciary obligation of confidentiality to Employer with respect to such information.

Employee agrees that the Confidential Material will be kept confidential by Employee and that Employee will not disclose any of the Confidential Material in any manner except as otherwise permitted by this agreement; provided, however, that (i) Employee may make any disclosure of such information to which Employer gives its written consent and (ii) after written notice to and consultation with Employer, Employee may make such disclosure to the extent required by law, regulation, or legal process.

Employee affirms that (except as may reasonably be needed to provide the Consulting Services) he has returned all of Employer’s property, documents, and/or any confidential information in his possession or control.  Employee also affirms that he is in possession of all of his property that Employee had at Employer’s premises and that Employer is not in possession of any of his property.

9.             Non-Competition and Non-Solicitation.

(a) You agree that for the one (1) year period following the Retirement Date you will not, without the prior written consent of the Company, become associated with, or engage in any “Restricted Activities” with respect to, any  “Competing Enterprise,” as such terms are hereinafter defined, whether as an officer, director, employee, principal, partner, agent, consultant, independent contractor or shareholder.  Notwithstanding the foregoing, it will not be a violation of this Agreement if you serve on the board of directors of an Approved Company (as hereinafter defined) and provide advice and counsel to such Approved Company in such capacity, provided that

(i) your service to the Approved Company does not cause you to otherwise violate the terms of this Agreement, including (x) the non-solicitation provision in Section 9(b) hereof, and (y) the confidentiality provisions of Section 8 hereof, and

(ii) in the event your service to the Approved Company causes you to consider (or could reasonably give the appearance of causing you to consider) anything but the best interests of Employer with regard to your Consulting Services as described further below in Section 10, you will promptly notify the Employer so that a resolution reasonably satisfactory to Employer can be implemented, and

(iii) from the date you execute this Agreement until the expiration of the one (1) year period following the Retirement Date, the Approved Company does not issue, release, file or post an announcement regarding your affiliation with the Approved Company or providing biographical information about you or your qualifications for service with the

Approved Company, unless the Employer consents in writing to such issuance, release, filing or posting, which consent shall not be unreasonably withheld.

As used herein, Approved Company means a company approved by Employer in writing after request made by you, which approval Employer shall not unreasonably withhold in the case of the first such request by you and which approval Employer may withhold in its sole discretion if it is the second or later such request made by you.

(b) You agree that for the two (2) year period following the Retirement Date you will not, without the prior written consent of the Company, solicit or attempt to solicit for employment with or on behalf of any Competing Enterprise, or any other organization or enterprise, any employee of the Company or any of its affiliates or any person who was formerly employed by the Company or any of its affiliates within the preceding six months, unless such person’s employment was terminated by the Company or any of such affiliates.

(c) “Competing Enterprise,” for purposes of this agreement, shall mean any person, corporation, partnership, venture or other entity which is engaged in the business of managing, owning, leasing, or joint-venturing multifamily rental real estate within 30 miles of multifamily rental real estate owned or under management by the Company or its affiliates.  “Restricted Activities,” for purposes of this agreement, shall mean executive, managerial, directorial, administrative, strategic, business development or supervisory responsibilities and activities relating to any aspects of multifamily rental real estate ownership, management, multifamily rental real estate franchising, and multifamily rental real estate joint-venturing.

10.          Post-Retirement Consulting Services.  Following the Retirement Date, you will provide consulting services (the “Consulting Services”) to Employer as described in this Section 10 for a period of six months (July 1, 2019 through and including December 31, 2019).  The Consulting Services consist of assisting and advising the Company (i) in the establishment of its development, investment and operations franchise in the Denver, CO region, including the sourcing of opportunities, consultation on deal terms, and advice and counsel to the Company’s officers and associates, including, if requested, participation in discussions with the Company’s Management Investment Committee and (ii) providing such other advice and counsel to the Company and its officers and associates as may be reasonably requested of you, including with respect to Company matters in other regions.  In performing the Consulting Services, you shall take direction and guidance from Matthew Birenbaum, Chief Investment Officer.   In providing such services, you agree, at times reasonably and mutually convenient to you and the Company, to provide up to 25% of your working time on the Consulting Services.  The Consulting Services may be provided remotely but it is also contemplated that you will provide a portion of the services in-person in the Denver, CO region from time to time.  The Company will compensate you for the Consulting Services at the rate of $25,000 per month, payable monthly in arrears promptly following the end of the month or as otherwise required by law or as mutually agreed, subject to withholding taxes.  Upon presentation of written receipts or other customary documentation, to be sent to Mr. Birenbaum, you will be reimbursed for your reasonable out-of-pocket expenses in providing the Consulting Services, including travel, but you shall not be paid for the cost of maintaining a home office or related office equipment or a mobile or landline or for calls on such lines.  In providing the Consulting Services you will not need to access Company computer systems or maintain an email address with a Company domain name and you shall use your own office equipment, tools and personal email address, provided that, to assist you in providing the Consulting Services, the Company will permit you to use an office or workstation, on an as available and as needed basis, in the Company’s California or Colorado offices or such other Company office as you may visit with the approval of Mr. Birenbaum.  While providing the Consulting Services you may represent that you are acting as a consultant to Company but may not represent that you have authority to act as an agent of Company or otherwise bind the Company to any agreement.  For the sake of clarity, it is noted that as of the Retirement Date you will no longer be considered an employee of Company.  At the conclusion of the Consulting Services, you will return or destroy, and confirm that you have returned or destroyed, all remaining Confidential Material in your possession.

11.          Governing Law and Interpretation.  This Agreement shall be governed and conformed in accordance with the laws of the state in which Employee worked at the time of his last day of employment without regard to its conflict of laws provision.  In the event the Employee or Employer breaches any provision of this Agreement, Employee and Employer affirm that either may institute an action to specifically enforce any term or terms of this Agreement.  In the event of litigation to enforce this Agreement, the prevailing party shall be entitled to recover the costs and expenses of such litigation, including but not limited to reasonable attorney’s fees and costs and all provable damages.  TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.          Nonadmission of Wrongdoing.  The parties agree that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by Employer of any liability or unlawful conduct of any kind.

13.          Amendment.  This Agreement may not be modified, altered or changed 33except upon express written consent of both parties wherein specific reference is made to this Agreement.

14.          Counterparts.  This Agreement is comprised of twelve typed pages (exclusive of Exhibits) and may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.          Severability.  Should any part of this Agreement (excluding the general release language) be found to be illegal or in conflict with any laws the laws of the state in which Employee worked at the time of his last day of employment without regard to its conflict of laws provision or the United States, or otherwise rendered unenforceable or ineffectual, the remaining parts of this Agreement shall be deemed severable and shall remain in effect so long as the remaining parts continue to constitute in substance the agreement that the Parties intended to enter.

16.          Revocation.  Employee may revoke this Agreement for a period of seven calendar days following the day he executes this Agreement and General Release.  Any revocation within this period must be submitted, in writing, to Brad Neilley, 671 N. Glebe Road, Suite 800, Arlington, VA 22203 and state, “I hereby revoke my acceptance of our Agreement and General Release.”  The revocation must be personally delivered to Brad Neilley or his designee, or mailed to Brad Neilley and postmarked within seven calendar days of execution of this Agreement.  Payment of the consideration due under this Agreement shall not be made until the revocation period has expired.  If the last day of the revocation period is a Saturday, Sunday, or legal holiday in the state in which Employee was employed at the time of his last day of employment, then the revocation period shall not expire until the next following day which is not a Saturday, Sunday, or legal holiday.  This agreement shall not be effective until the expiration of the revocation period, and will not be effective if the expiration of the revocation period is later than the 30th day after the Retirement Date.

17.          Entire Agreement.  This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements or understandings between the parties, except any prior confidentiality, non-competition and non-solicitation agreements.  Employee acknowledges that he has not relied on any representations, promises, or agreements of any kind made to him in connection with his decision to accept this Agreement, except for those set forth in this Agreement.

EMPLOYEE IS HEREBY ADVISED THAT HE HAS UP TO 21 CALENDAR DAYS TO REVIEW THIS AGREEMENT AND TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS AGREEMENT.

HAVING ELECTED TO EXECUTE THIS AGREEMENT, TO FULFILL THE PROMISES AND TO RECEIVE THE SUMS AND BENEFITS IN PARAGRAPH 2 ABOVE, EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS HE HAS OR MIGHT HAVE AGAINST EMPLOYER

Sincerely,

AvalonBay Communities, Inc.

	By:	/s/ Timothy J. Naughton
		Name:	Timothy J. Naughton
		Title:	Chief Executive Officer and President

Dated: June 27, 2019

Accepted and Agreed to:

Signature:	/s/ Stephen W. Wilson
Name: Stephen W. Wilson
Dated: June 27, 2019